UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 1-32575

Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Shell announces first day of trading of single line of ordinary shares

LONDON, January 31, 2022

Shell plc (Shell) today confirmed that the assimilation of the company’s A and B shares into a single line of ordinary shares occurred on Saturday January 29, 2022.

Shell announced on December 20, 2021 that its Board had decided to proceed with its proposal to simplify the company’s share structure and align its tax residence with its country of incorporation in the UK (the “Simplification”).

Shell’s shares will today commence dealings on Euronext Amsterdam and the London Stock Exchange, in each case as a single line of ordinary shares. Shell’s American Depositary Shares (“ADSs”) will today commence trading on the New York Stock Exchange as a single line of ADSs.

No new share certificates will be issued in connection with the Simplification.

The assimilation has not altered the total number of shares held by any shareholder or ADSs held by any ADS holder.

For further detail on dealings and settlement in the Netherlands, United Kingdom and the United States and further details of the single line of shares and ADSs please refer to the announcement released on December 20, 2021.

The total number of Shell plc ordinary shares in issue as at 07.00 (UK time) on January 31, 2022 is 7,650,025,905 ordinary shares. This figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Shell plc under the FCA's Disclosure Guidance and Transparency Rules, as well as to the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the AFM).

Together with the first Board meeting held in the UK on December 31, 2021, the change of the company’s name to Shell plc on January 21, 2022 and the assimilation of the A shares and B shares, the Simplification has now been implemented in full.

More information on Simplification can currently be found on the Shell website at www.shell.com/simplification.

For further information Certificated holders, CREST holders and those persons holding through the Shell Corporate Nominee, can call our shareholder helpline (details available on our website). Those investors holding through other nominees, brokers or banks, are best served by contacting the intermediary through which they hold their shares.

Notes to editors:

Use of terms

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell” is sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities.

Forward looking statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended 31 December 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, January 31 2022. Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The contents of websites referred to in this announcement do not form part of this announcement.

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Contact:

-	Linda M. Coulter, Company Secretary

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc

(Registrant)

By:	/s/ Anthony Clarke
Name: Anthony Clarke
Title: Deputy Company Secretary

Date: January 31, 2022